Exhibit 12.1

QEP Resources, Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Income from continuing operations before income taxes and adjustment for income or loss from equity investees	$198.5	$422.0	$458.3	$330.3	$802.5
Add (deduct):
Fixed charges	128.7	95.7	89.8	72.1	68.3
Distributed income from equity investees	7.9	7.9	2.4	1.1	0.5
Capitalized interest	(3.4)	(3.0)	(3.1)	—	(4.9)
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(3.1)	(3.2)	(2.9)	(2.6)	(9.0)
Total earnings	$328.6	$519.4	$544.5	$400.9	$857.4
Fixed Charges
Interest expense	$122.9	$90.0	$84.4	$70.1	$61.7
Capitalized interest	3.4	3.0	3.1	—	4.9
Estimate of the interest within rental expense	2.4	2.7	2.3	2.0	1.7
Total Fixed Charges	$128.7	$95.7	$89.8	$72.1	$68.3
Ratio of Earnings to Fixed Charges	2.6	5.4	6.1	5.6	12.6